Exhibit 99.1

CONTACT: Nelson F. Isabel

Vice-President, Investor Relations and

Corporate Communications

(905) 286-3000

For Immediate Release

BIOVAIL APPOINTS ROCHELLE SEIDE Ph.D., J.D.

VICE-PRESIDENT, INTELLECTUAL PROPERTY

TORONTO, Canada, April 6, 2009 — Biovail Corporation (NYSE, TSX: BVF) today announced the appointment of Rochelle Seide Ph.D., J.D. as Vice-President, Intellectual Property of Biovail Laboratories International SRL (BLS). The appointment is effective immediately.

Dr. Seide brings a wealth of intellectual property, legal and pharmaceutical industry experience to Biovail.

“We are delighted to welcome Dr. Seide to Biovail’s senior management team,” said Bill Wells, Biovail’s Chief Executive Officer and President of BLS. “As the Head of our Intellectual Property group, Dr. Seide’s activities will be paramount to our efforts to fully exploit, leverage and defend our significant patent portfolio.”

Dr. Seide has over 23 years of experience as a patent attorney, with the majority of it focused in the life sciences industry. Her experience encompasses all facets of patent law, including business analysis, due diligence, litigation, clearance opinions, patent strategies, patent prosecution and transactional matters. She has obtained patents in the areas of biotechnology, chemistry, and pharmaceuticals for a variety of clients.

Prior to joining Biovail, Dr. Seide was Senior Counsel at Schwegman, Lundberg & Woessner, a Minneapolis-based law firm that has a significant focus in the biotechnology and pharmaceutical (chemical) areas. Prior to that, she was Partner in the New York office of Arent Fox, LLP, where she practiced in the I.P. and Life Sciences groups. From 1997 to 2005, Dr. Seide was co-head of the Biotechnology Practice of Baker Botts, LLP, where she was a partner in the New York office.

Dr. Seide is a member of the board of directors of the National Inventors Hall of Fame and is a member of the board of the BioJudiciary Project, a not-for-profit venture of the Biotechnology Industry Organization (BIO), which was established to provide education to the judiciary on biotechnology.

Dr. Seide’s educational background includes a Master of Science in Biology and Immunology from Long Island University, and a Ph.D. in Human Genetics from the Mount Sinai School of Medicine, City University of New York. In 1984, she graduated from the University of Akron School of Law with a J.D. (Juris Doctor) degree. Since 2004, she has been listed every year in the Chambers USA Guide, America’s Leading Business Lawyers.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products. The Company is focused on the development and commercialization of medicines that address unmet medical needs in niche specialty central nervous system (CNS) markets. For more information about Biovail, visit the Company’s Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.